January 3, 2020

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

       Re: Genius Brands International, Inc.
           Registration Statement on Form S-1
           Filed December 26, 2019
           File No. 333-235709

Dear Mr. Heyward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Kenneth R. Koch